Memo


To:       Jim Peklenk

From:     Larry McAfee

Date:     3/14/07

Re: Minority Interest in Subsidiary Limited Partnership detail in U.S. Physical Therapy, Inc.'s 2006 10K


--------------------------------------------------------------------------------


          Jim,

          Attached are the following pages within U.S. Physical Therapy's 2006 10K that relate to the discussion surrounding Minority Interest in Subsidiary Limited Partnerships as follows:

          1) Page 15 - Item 6. Selected Financial Data - reference is in the introductory paragraph.

          2) Page 18 - Excerpt from Item 7. Managements Discussion and Analysis of Financial Condition and Results of operations.

          3) Page 34 - Note 1 to Notes of Consolidated Financial Statements - referenced in 4th and 5th paragraphs.

          4) Page 39 - Excerpt from Note 2 to Notes of Consolidated Financial Statements - entire page explains the reclassifications in this filing (inclusive of reclassification related to Minority Interest in Subsidiary Limited Partnerships).

          ITEM 6. SELECTED FINANCIAL DATA.

     The following selected financial data should be read in conjunction with the description of our critical accounting policies set forth in Item 7. During 2006, the Company closed 31 unprofitable clinics and sold one. In accordance with current accounting literature, for all periods presented, the results of operations and closure costs for these closed clinics and the results of operations for the clinic sold in the fourth quarter are presented in the consolidated statements of income, as "Discontinued Operations", net of the tax benefit. The closure costs and operating results for clinics closed or sold in the prior years were deemed immaterial and therefore not reported as discontinued operations. In addition, the Company conformed its prior period financials to compare with its current presentation of earnings allocated to minority limited partners. All earnings allocated to minority limited partners are reported as minority interests in subsidiary limited partnerships. See Note 2 in Notes to Consolidated Financial Statements - Significant Accounting Policies - Reclassifications.


                                                                     For the Years Ended December 31,
                                                          ----------------------------------------------------
                                                            2006       2005       2004       2003       2002
                                                          --------   --------   --------   --------   --------
                                                                 ($ in thousands, except per share data)

Net revenues ..........................................   $135,194   $126,256   $111,709   $ 99,175   $ 89,840
Operating income from continuing operations ...........   $ 18,596   $ 20,527   $ 16,505   $ 16,228   $ 18,006
Income before income taxes from continuing operations .   $ 13,250   $ 14,915   $ 10,497   $ 10,824   $ 12,810
Net income from continuing operations .................   $  8,193   $  9,178   $  6,499   $  6,734   $  7,923
Net income ............................................   $  6,296   $  8,791   $  6,678   $  7,331   $  8,488
Net income from continuing operations per common share:
      Basic ...........................................   $   0.70   $   0.77   $   0.55   $   0.61   $   0.72
      Diluted .........................................   $   0.70   $   0.76   $   0.53   $   0.55   $   0.61
Net income per common share:
      Basic ...........................................   $   0.54   $   0.74   $   0.56   $   0.66   $   0.77
      Diluted .........................................   $   0.54   $   0.73   $   0.54   $   0.61   $   0.67
Total assets ..........................................   $ 71,457   $ 66,519   $ 61,608   $ 54,539   $ 43,535
Long-term debt, less current portion ..................   $    797   $    483         $-   $     83   $  2,350
Working capital .......................................   $ 26,811   $ 29,737   $ 34,988   $ 28,728   $ 20,764
Current ratio .........................................       3.92       5.18       7.23       5.57       6.17
Total long-term debt to total
    capitalization (1) ................................       0.01       0.01         --         --       0.07


(1) In 2003, the majority of the Company's outstanding debt was classified as short-term resulting in the ratio of total long-term debt to total capitalization being less than 0.01 to 1.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

EXECUTIVE SUMMARY

     Our Business. We operate outpatient physical and/or occupational therapy clinics that provide preventative and post-operative care for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries and rehabilitation of injured workers. At December 31, 2006, we operated 292 outpatient physical and occupational therapy clinics in 41 states. The average age of our clinics at December 31, 2006, was
5.3 years. We have developed 273 of the clinics and acquired 19. To date, we have sold seven clinics, closed 74 facilities due to substandard performance, and consolidated four clinics with other existing clinics. In 2006, we added 38 new clinics including 30 developed and 8 acquired, closed 31 and sold one.

     In addition to our owned clinics, we also manage physical therapy facilities for third parties, primarily physicians, with four third-party facilities under management as of December 31, 2006.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are those that have a significant impact on our results of operations and financial position involving significant estimates requiring our judgment. Our critical accounting policies are:

SELECTED OPERATING AND FINANCIAL DATA

     During 2006, we closed 31 unprofitable clinics. In accordance with current accounting literature, the results of operations and closure costs for these 31 clinics and the results of operations for the clinic sold in 2006 are presented as discontinued operations for all periods presented, net of the tax benefit. In addition, the prior period financial statements have been reclassified to conform with the current year presentation of reporting all earnings allocated to the minority interests limited partners within the line item in the statement of income entitled - minority interests in subsidiary limited partnerships and of presenting auction rate securities as marketable securities rather than cash and cash equivalents.

     The following tables reconciles the amounts previously reported to the amounts reported in these financial statements by major line item for the statements of net income and cash flows for the years ended December 31, 2005 and 2004 (in thousands):


                                                         December 31, 2005                           December 31, 2004
                                             -----------------------------------------    -----------------------------------------
                                                 As                                           As
                                             Previously                         As        Previously                         As
Statements of Net Income                      Reported     Reclasses        Reclassed      Reported     Reclasses        Reclassed
                                             ----------    ----------       ----------    ----------    ----------       ----------
Net revenue ..............................   $  132,122    $   (5,866)      $  126,256    $  118,308    $   (6,599)      $  111,709
Clinic operating costs ...................       96,814        (7,510)(1)       89,304        85,513        (7,111)(1)       78,402
Corporate office costs ...................       16,425                         16,425        16,802                         16,802
                                             ----------                     ----------    ----------                     ----------
Operating income from continuing
     operations ..........................       18,883                         20,527        15,993                         16,505
Interest and investment income, net ......          361                            361           146                            146
Loss in unconsolidated joint venture .....          (34)                           (34)           --                             --
Minority interest in subsidiary
     limited partnerships ................       (4,908)       (1,031)          (5,939)       (5,362)         (792)          (6,154)
                                             ----------                     ----------    ----------                     ----------
Income before income taxes from
     continuing operations ...............       14,302                         14,915        10,777                         10,497
Provision for income taxes ...............        5,511           226            5,737         4,099          (101)           3,998
                                             ----------                     ----------    ----------                     ----------
Net income from continuing operations ....        8,791                          9,178         6,678                          6,499
Loss (income) from discontinued
     operations, net of tax ..............           --          (387)            (387)           --           179              179
                                             ----------    ----------       ----------    ----------    ----------       ----------
Net income ...............................   $    8,791    $        -       $    8,791    $    6,678    $        -       $    6,678
                                             ==========    ==========       ==========    ==========    ==========       ==========

Statements of Cash Flows
Net cash provided by operating
     activities ..........................   $   18,252    $      928 (2)   $   19,180    $   17,884    $      648 (2)   $   18,532
Net cash used in investing activities ....      (12,183)       (1,450)(3)      (13,633)       (4,959)       (1,200)(3)       (6,159)
Net cash used in financing activities ....      (11,620)         (928)(4)      (12,548)       (9,194)         (648)(4)       (9,842)
                                             ----------                     ----------    ----------                     ----------
Net increase in cash and cash
     equivalents .........................       (5,551)                        (7,001)        3,731                          2,531
Cash and cash equivalents -
     beginning of year ...................       20,553                         19,353        16,822                         16,822
                                             ----------                     ----------    ----------                     ----------
Cash and cash equivalents -
     end of year .........................   $   15,002                     $   12,352    $   20,553                     $   19,353
                                             ==========                     ==========    ==========                     ==========


  (1) For 2005, includes minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $1,031,000 and costs related to Discontinued Operations of $6,479,000. For 2004, includes minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $792,000 and costs related to Discontinued Operations of $6,319,000.

  (2) For 2005, includes increase in minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $1,031,000 offset by change in compensation liability of $103,000. For 2004, includes increase in minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $792,000 offset by change in compensation liability of $144,000. For Clinic Partnerships formed after January 18, 2001, earnings allocated to minority interests in subsidiary limited partnerships that were accrued and not paid were previously included in other liabilities and the net change was included in net cash provided by operating activities in the statement of cash flows.

  (3) For 2005, includes purchase of marketable securities of $13,700,000 offset by proceeds on sale of marketable securities of $12,250,000. For 2004, includes purchase of marketable securities of $6,600,000 offset by proceeds on sale of marketable securities of $5,400,000.

  (4) Represents distribution paid to minority limited partners for Clinic Partnerships formed after January 18, 2001.

                  U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


1.      Organization, Nature of Operations and Basis of Presentation

        U.S. Physical Therapy, Inc. and its subsidiaries (the "Company") operate outpatient physical and occupational therapy clinics that provide pre- and post-operative care and treatment for orthopedic-related disorders, sports-related injuries, preventative care, rehabilitation of injured workers and neurological-related injuries. As of December 31, 2006, the Company owned and operated 292 clinics in 41 states. The clinics' business primarily originates from physician referrals. The principal sources of payment for the clinics' services are managed care programs, commercial health insurance, Medicare/Medicaid, workers' compensation insurance and proceeds from personal injury cases. In addition to the Company's ownership of clinics, it also manages physical therapy facilities for third parties, including physicians, with four such third-party facilities under management as of December 31, 2006.

        The consolidated financial statements include the accounts of U. S. Physical Therapy, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company primarily operates through subsidiary clinic partnerships, in which the Company generally owns a 1% general partnership interest and a 64% limited partnership interest. The managing therapist of each clinic owns the remaining limited partnership interest in the majority of the clinics (hereinafter referred to as "Clinic Partnership"). To a lesser extent, the Company operates some clinics, through wholly-owned subsidiaries, under profit sharing arrangements with therapists (hereinafter referred to as "Wholly-Owned Facilities"). There were 198 clinics operated under Clinic Partnerships and 94 Wholly-Owned Facilities as of December 31, 2006. In 2006, we opened 30 clinics of which 20 were Clinic Partnerships and 10 were satellite clinic facilities of existing clinics. In addition, we acquired eight clinics in 2006.

        During 2006, the Company closed 31 unprofitable clinics of which 28 were closed in the third quarter of 2006. In addition, the Company sold one clinic in the fourth quarter. Accordingly, the results of operations and closure costs for these closed and sold clinics are presented in the consolidated statements of income, as "Discontinued Operations", net of the tax benefit.

        Clinic Partnerships

        For Clinic Partnerships, the earnings and liabilities attributable to the minority limited partnership interest, typically owned by the managing therapist, are now recorded within the balance sheets and income statements as minority interests in subsidiary limited partnerships. For a discussion of the reclassification of prior periods see Note 2 - Significant Accounting Policies - Reclassifications.

        Wholly-Owned Facilities

        For Wholly-Owned Facilities with profit sharing arrangements, an appropriate accrual is recorded for the amount of profit sharing due the clinic partners/directors. The amount is expensed as compensation and included in - clinic operating costs - salaries and related costs. The respective liability is included in current liabilities - accrued expenses on the balance sheet.

        Management contract revenues are derived from contractual arrangements whereby we manage a clinic for third party owners. The Company does not have any ownership interest in these clinics. Typically, revenues are determined based on the number of visits conducted at the clinic and recognized when services are performed. Costs, typically salaries for the Company's employees, are recorded when incurred.

2.      Significant Accounting Policies

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity or remaining maturity at the time of purchase of three months or less to be cash equivalents. Based upon its investment policy, the Company invests its cash primarily in deposits with major financial institutions, in highly rated commercial paper, short-term United States treasury obligations, United States and municipal government agency securities and United States government sponsored enterprises. The Company held approximately $4.2 million and $7.0 million in highly liquid investments at December 31, 2006 and December 31, 2005, respectively.

        The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at several institutions typically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Marketable Securities

        Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at

Reclassifications

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3", the prior period financial statements have been reclassified to conform with the current year presentation of reporting all earnings allocated to the minority limited partners within the line item in the balance sheets and income statements entitled - minority interests in subsidiary limited partnerships. The earnings allocated to the minority limited partners are shown as an adjustment to net income in the statements of cash flows. The payments of the distributions related to these allocated earnings are shown as use of cash in the financing activities section of the statement of cash flows. In prior years, based upon an interpretation of the Emerging Issues Task Force issue 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44", the Company reported the earnings allocated to minority limited partners for partnerships formed after January 18, 2001 as clinic costs - salaries and related expense. After a detailed review of our previous accounting policy and our Clinic Partnerships, management has determined that reporting such amounts in this line item was incorrect. The effect of reclassifying the prior period financials statements did not change total assets, shareholders' equity, net income or earnings per share. The minority interests previously recorded as expense in clinic costs - salaries and related, after reclassification, have the effect of increasing operating income from continuing operations and increasing minority interest in subsidiary limited partnerships by $1.0 million and $0.8 million for the years ended December 31, 2005 and 2004, respectively.

        In addition, reclassification has been made to prior period amounts to conform to current period presentation of auction rate securities as marketable securities rather than cash and cash equivalents in the consolidated balance sheet as of December 31, 2005. The Consolidated Statement of Cash Flows for the years ended December 31, 2005 and 2004 reflects the activity in the marketable securities - available for sale for such period. Since the fair value of the marketable securities - available for sale equals the cost basis, there is no effect on current assets, total assets, net income or comprehensive income.

        In accordance with current accounting literature, the results of operations and closure costs for the 31 clinics closed in 2006 and the results of operations for the clinic sold in 2006 are presented as discontinued operations for all periods presented, net of the tax benefit.

        The following tables reconciles the amounts previously reported to the amounts reported in these financial statements by major line item for the statements of net income and cash flows for the years ended December 31, 2005 and 2004 (in thousands):


                                                         December 31, 2005                           December 31, 2004
                                             -----------------------------------------    -----------------------------------------
                                                 As                                           As
                                             Previously                         As        Previously                         As
Statements of Net Income                      Reported     Reclasses        Reclassed      Reported     Reclasses        Reclassed
                                             ----------    ----------       ----------    ----------    ----------       ----------
Net revenue ..............................   $  132,122    $   (5,866)      $  126,256    $  118,308    $   (6,599)      $  111,709
Clinic operating costs ...................       96,814        (7,510)(1)       89,304        85,513        (7,111)(1)       78,402
Corporate office costs ...................       16,425                         16,425        16,802                         16,802
                                             ----------                     ----------    ----------                     ----------
Operating income from continuing
     operations ..........................       18,883                         20,527        15,993                         16,505
Interest and investment income, net ......          361                            361           146                            146
Loss in unconsolidated joint venture .....          (34)                           (34)           --                             --
Minority interest in subsidiary
     limited partnerships ................       (4,908)       (1,031)          (5,939)       (5,362)         (792)          (6,154)
                                             ----------                     ----------    ----------                     ----------
Income before income taxes from
     continuing operations ...............       14,302                         14,915        10,777                         10,497
Provision for income taxes ...............        5,511           226            5,737         4,099          (101)           3,998
                                             ----------                     ----------    ----------                     ----------
Net income from continuing operations ....        8,791                          9,178         6,678                          6,499
Loss (income) from discontinued
     operations, net of tax ..............           --          (387)            (387)           --           179              179
                                             ----------    ----------       ----------    ----------    ----------       ----------
Net income ...............................   $    8,791    $        -       $    8,791    $    6,678    $        -       $    6,678
                                             ==========    ==========       ==========    ==========    ==========       ==========

Statements of Cash Flows
Net cash provided by operating
     activities ..........................   $   18,252    $      928 (2)   $   19,180    $   17,884    $      648 (2)   $   18,532
Net cash used in investing activities ....      (12,183)       (1,450)(3)      (13,633)       (4,959)       (1,200)(3)       (6,159)
Net cash used in financing activities ....      (11,620)         (928)(4)      (12,548)       (9,194)         (648)(4)       (9,842)
                                             ----------                     ----------    ----------                     ----------
Net increase in cash and cash
     equivalents .........................       (5,551)                        (7,001)        3,731                          2,531
Cash and cash equivalents -
     beginning of year ...................       20,553                         19,353        16,822                         16,822
                                             ----------                     ----------    ----------                     ----------
Cash and cash equivalents -
     end of year .........................   $   15,002                     $   12,352    $   20,553                     $   19,353
                                             ==========                     ==========    ==========                     ==========


  (1) For 2005, includes minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $1,031,000 and costs related to Discontinued Operations of $6,479,000. For 2004, includes minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $792,000 and costs related to Discontinued Operations of $6,319,000.

  (2) For 2005, includes increase in minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $1,031,000 offset by change in compensation liability of $103,000. For 2004, includes increase in minority interests in subsidiary limited partnerships previously reported as clinic operating costs - salaries and related costs of $792,000 offset by change in compensation liability of $144,000. For Clinic Partnerships formed after January 18, 2001, earnings allocated to minority interests in subsidiary limited partnerships that were accrued and not paid were previously included in other liabilities and the net change was included in net cash provided by operating activities in the statement of cash flows.

  (3) For 2005, includes purchase of marketable securities of $13,700,000 offset by proceeds on sale of marketable securities of $12,250,000. For 2004, includes purchase of marketable securities of $6,600,000 offset by proceeds on sale of marketable securities of $5,400,000.

  (4) Represents distribution paid to minority limited partners for Clinic Partnerships formed after January 18, 2001.